July 18, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. Perry J. Hindin, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Morgans Hotel Group Co.
Preliminary Proxy Statement on Schedule 14A
Filed on June 22, 2016

File No. 1-33738
Schedule 13E-3
Filed on June 22, 2016
File No. 5-81634

Dear Mr. Hindin,

On behalf of Morgans Hotel Group Co. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 11, 2016, regarding the Company’s Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A. For your convenience, the text of the Commission’s comments are set forth in italics below, and each comment is followed by the Company’s response.

Schedule 13E-3

1.	We note that the Company has requested confidential treatment with respect to exhibits (c)(2) and (c)(3) to the Schedule 13E-3. Comments related to the request will be sent under separate cover.

Company Response

We will be providing a response to the Staff under separate cover.

Preliminary Proxy Statement

Background of the Merger, page 21

2.	We note disclosure on pages 30, 33, 34 and 35 indicating that Morgan Stanley provided or discussed preliminary financial analyses of the Company or Hudson and Delano. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Morgan Stanley during the board’s evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A that have not already been filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Company Response

The Company respectfully submits that the disclosure regarding the financial analyses performed by Morgan Stanley in the proxy statement describes all of the material elements of the presentation made by Morgan Stanley to the board of directors of the Company on May 8, 2016, as required by Item 1015 of Regulation M-A. The Company believes that the preliminary materials presented to the board of directors of the Company on April 27, 2015, July 30, 2015, September 16, 2015 and October 12, 2015, including any financial analyses relating to the Hudson and Delano, do not rise to the level of a report, opinion or appraisal as required under Item 1015 of Regulation M-A since such information was in preliminary form, subject to change, did not relate to the transaction and was superseded in its entirety by the final materials presented by Morgan Stanley on May 8, 2016. In particular, the 2015 materials were based on information such as the financial performance of the Company and the Hudson and the Delano hotels, market conditions in the hotel-lodging industry, the public trading price of the Company’s common stock and other publicly available information, that was subject to change and superseded, do not relate to any transaction considered by the Company’s board or shareholders in 2016 and were not used by the Company’s board or any committee to make any decision material to the transaction being considered by the Company’s board or shareholders. In addition, such analyses were prepared using the same sources and methodology that was used in preparing the May 8, 2016 presentation. However, the Company has provided certain additional information in the proxy statement regarding such preliminary analyses.

3.	Please supplement the disclosure in this section to indicate the outcome of the interest expressed by each of what appears to be at least 21 separate bidders. For example, but without limitation, while disclosure indicates that certain bidders were either not responsive, withdrew from the process or were rejected by the Company, there does not appear to be any disclosure regarding the outcome of interest expressed by bidders G, M, N, P and T. As another example, disclosure on page 28 indicates that the Special Transaction Committee determined to defer its pursuit of bidders D, E, H, K and L until the Company first resolved the uncertainty regarding the future manager of the Company’s hotel-owned assets.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 28, 29, 35, and 40.

Reasons for the Merger; Recommendation of the Board of Directors..., page 44

4.	Please revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A and refer to the definition of affiliate and Exchange Act Rule 13e-3(a)(1).

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on page 50.

5.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factor described in clauses (ii) through (vi) of Instruction 2 to Item 1014 or Item 1014(c), (d) or (e) or explain why such factor was not deemed material or relevant. Please advise or revise.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 44 and 50.

Position of SBE, Merger Sub and Purchaser...page 55

6.	Similarly, the preceding comment applies to the fairness determination of SBE, Merger Sub, Purchaser and Yucaipa with respect to clauses (ii) and (vi) of Instruction 2 to Item 1014 and Item 1014(c), (d) and (e). If SBE, Merger Sub, Purchaser and Yucaipa based their fairness determination on the analysis and discussion of these factors undertaken by the Board, then SBE, Merger Sub, Purchaser and Yucaipa must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

Company Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57.

Certain Effects of the Merger, page 59

7.	Please provide the disclosure required by Instruction 3 to Item 1013(d) of Regulation M-A. Refer to Item 7 of Schedule 13E-3.

Company Response

In response to the Staff’s comment, the Company has revised the disclosure on page 60.

Equity Financing, page 63

8.	Please revise the disclosure here to explain the reference to “PIK toggle.”

Company Response

In response to the Staff’s comment, the Company has revised the disclosure on page 63.

In connection with the Company’s response to the foregoing comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the information set out above or any additional comments, please do not hesitate to contact Warren S. de Wied, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel of the Company, at (212) 859-8000 or by email at Warren.deWied@friedfrank.com.

Sincerely,

MORGANS HOTEL GROUP CO.

By:	/s/ Meredith L. Deutsch
Meredith L. Deutsch, Esq.
Executive Vice President, General Counsel & Corporate Secretary

cc:	Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212)-859-8000
Warren.deWied@friedfrank.com